Klondex Announces Results of Annual Meeting

Vancouver, BC - June 15, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex” or the “Company”) is pleased to announce the results of its annual and special meeting of shareholders (the "Meeting") held on June 15, 2016.

A total of 97,393,222 common shares were represented at the Meeting, representing 68.63% of the issued and outstanding common shares of the Company as at the record date for the Meeting. All matters presented for approval at the Meeting were duly authorized and approved, as follows:

1.	election of all management nominees to the board of directors of the Company;

2.	appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorization of the directors to fix their remuneration;

3.	approval of the Company's share option and restricted share unit plan and of all unallocated entitlements thereunder; and

4.	approval of a non-binding advisory resolution on the Company's approach to executive compensation.

Detailed voting results for the election of directors were as follows:

Name	Shares Voted For	% Voted For	Shares Withheld	% Withheld
Rodney Cooper	95,137,919	(99.87)%	128,402	(0.13%)
Mark J. Daniel	94,358,086	(99.05)%	908,235	(0.95%)
James Haggarty	94,463,108	(99.16)%	803,213	(0.84%)
Richard J. Hall	93,743,612	(98.40)%	1,522,709	(1.60%)
Paul Huet	95,136,980	(99.86)%	129,340	(0.14%)
William Matlack	93,466,380	(98.11)%	1,799,941	(1.89%)
Charles Oliver	94,761,113	(99.47)%	505,208	(0.53%)
Blair Schultz	93,464,107	(98.11)%	1,802,214	(1.89%)

Further details on the above matters, including the report of voting results thereon, are set forth in the Company's Meeting materials accessible under the Company's issuer profile on SEDAR at www.sedar.com.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in two producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, as well as the recently acquired True North Gold mine and mill in Manitoba, Canada.

For More Information
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com